SEC FILE NUMBER 0-21244
CUSIP NUMBER 699462107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PAREXEL International Corporation

Full name of registrant:

Former name if applicable:

195 West Street

Address of principal executive office (Street and number):

Waltham, Massachusetts 02451

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PAREXEL International Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Q1 2017 Quarterly Report”). On November 3, 2016, the Company identified potential errors related to the timing of revenue recognition, almost all related to prior periods, with regard to its Clinical Research Services business segment. The Company is reviewing this matter and, accordingly, is unable to file the Q1 2017 Quarterly Report by the prescribed due date without unreasonable effort or expense. The Company expects to file the Q1 2017 Quarterly Report as soon as reasonably practicable, and, at this time, the Company anticipates that it will be able to do so within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act, as amended. Based upon its work completed to date, the Company anticipates that the correction of these errors, almost all related to prior periods, and certain other minor corrections will have an adverse impact on revenue of approximately $6.7 million and on diluted earnings per share of approximately $0.08 for the fiscal quarter ended September 30, 2016. These amounts are subject to continuing review by the Company and its independent auditors and subject to change.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including the risk that the review described above uncovers additional errors in revenue recognition, which require correction. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Emma Reeve	(781) 487-9900
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the results of operations for the quarter ended September 30, 2016 (“Q1 2017”) may reflect significant changes from the results of operations for the quarter ended September 30, 2015 (“Q1 2016”) primarily due to approximately $14.8 million in restructuring charges incurred in Q1 2016 versus a $1.3 million restructuring benefit incurred in Q1 2017.

PAREXEL International Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2016	PAREXEL International Corporation
(Registrant)

/s/ Emma Reeve
Emma Reeve
Corporate Vice President and Interim Chief Financial Officer